UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 17, 2021

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. V

(Exact Name of Company as Specified in its Charter)

Cayman Islands (State or Other Jurisdiction of Incorporation)	001-39606 (Commission File Number)	98-1547291 (IRS Employer Identification No.)

317 University Ave, Suite 200, Palo Alto, California 94301
(Address of Principal Executive Offices) (Zip Code)

Company’s telephone number, including area code (650) 521-9007

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Company under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the Company is an emerging growth company as defined by Rule 405 of the Securities Act of 1933 (17 §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	IPOE.U	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	IPOE	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	IPOE.WS	New York Stock Exchange

Item 8.01 Other Events.

As previously announced, on January 7, 2021, Social Capital Hedosophia Holdings Corp. V (the “Company”) entered into an Agreement and Plan of Merger, as amended on March 15, 2021, (the “Merger Agreement”) between the Company, Plutus Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Company, and Social Finance, Inc., a Delaware corporation (“SoFi”).

On January 11, 2021, pursuant to the Merger Agreement, the Company filed its registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), as amended by Amendment No. 1 to the registration statement on Form S-4 filed with the SEC on February 10, 2021 and Amendment No. 2 to the registration statement on Form S-4 filed with the SEC on March 17, 2021 (the “Form S-4”). On March 17, 2021, SoFi published a presentation summarizing the contents of SoFi’s audited financial statements for the fiscal year ended December 31, 2020 and the notes related thereto filed with the Form S-4, and the presentation published by SoFi is filed with this Current Report on Form 8-K as Exhibit 99.1, and is incorporated into this Item 8.01 by reference in its entirety.

Additional Information and Where to Find It

This filing relates to a proposed transaction between the Company and SoFi. SoFi is currently a party to the Merger Agreement, pursuant to which SoFi will be acquired by the Company (together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”). This filing does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Business Combination, the Company filed the Form S-4. The proxy statement/prospectus will be sent to all of the Company’s shareholders. The Company also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the Form S-4 and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov.

The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at: http://www.socialcapitalhedosophiaholdings.com/docse.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in the Solicitation

The Company and SoFi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the Business Combination. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the Form S-4 regarding the Business Combination. You may obtain a free copy of these documents as described in the preceding paragraph.

Forward-Looking Statements

This filing contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between SoFi and the Company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the transaction may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of the Company, the satisfaction of the minimum trust account amount following redemptions by the Company’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the investments described above, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on SoFi’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of SoFi and potential difficulties in SoFi employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against SoFi or against the Company related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) the price of the Company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company plans to operate or SoFi operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s or SoFi’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration on Form S-1 (File Nos. 333-248915 and 333-249396), the registration statement on Form S-4 discussed above and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SoFi and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SoFi nor the Company gives any assurance that either SoFi or the Company, or the combined company, will achieve its expectations.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Presentation summarizing the contents of SoFi’s audited financial statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Social Capital Hedosophia Holdings Corp. V

March 17, 2021	By:	/s/ Chamath Palihapitiya
	Name: Titlle:	Chamath Palihapitiya Chief Executive Officer